ISSUER FREE WRITING PROSPECTUS
(RELATING TO PRELIMINARY PROSPECTUS
SUPPLEMENT DATED NOVEMBER 3, 2026) FILED
PURSUANT TO RULE 433 REGISTRATION
NUMBERS 333-299680, 333-299680-01,

333-299680-02 AND 333-299680-03

Equinix Europe 2 Financing Corporation LLC
€650,000,000 of 4.150% Senior Notes due 2028 (the “2028 Notes”)

€700,000,000 of 4.800% Senior Notes due 2033 (the “2033 Notes”)
€500,000,000 of 5.100% Senior Notes due 2035 (the “2035 Notes”)

€650,000,000 of 5.450% Senior Notes due 2038 (the “2038 Notes”)
(collectively, the “Notes”)

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

Issuer:	Equinix Europe 2 Financing Corporation LLC (the “Issuer”)

Issuer LEI:	254900FSZR46BPMCKI50

Guarantor:	Equinix, Inc.

Guarantor LEI:	549300EVUN2BTLJ3GT74

Guarantor Ratings*:	Moody’s: Baa1 (stable)
S&P: BBB+ (stable) Fitch: BBB+ (positive)

Distribution:	SEC Registered (Registration Nos. 333-299680, 333-299680-01, 333-299680-02 and 333-299680-03)

MiFID II Product Governance:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR Product Governance:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

PRIIPs/CCI:	No EU PRIIPs key information document (KID) or UK PRIIPs KID/CCI product summary has been prepared as not available to retail in the EEA or in the UK.

Listing:	The Issuer will apply, following the completion of the offering of the Notes, to have each series of Notes listed on the Nasdaq Bond Exchange (“NASDAQ”) and expects trading in the Notes on NASDAQ to begin within 30 days after the original issue date.

Trade Date:	November 3, 2026

Settlement Date:	It is expected that delivery of each series of Notes will be made against payment thereof on or about November 9, 2026, which is the fourth New York business day and fourth London business day following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to closing will be required, by virtue of the fact that the Notes initially will settle on November 9, 2026, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Settlement and Trading:	Through the facilities of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Redemption Upon a Tax Event:	In the event of certain developments affecting taxation, the Notes of any series may be redeemed in whole, but not in part, at any time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and any Additional Amounts then due and which will become due on the Notes of the applicable series on the redemption date, subject to the rights of holders of record of the applicable series of Notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof.

Stabilization:	Relevant stabilization regulations apply (including FCA/ICMA)

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Joint Global Coordinators and Joint Book-Running Managers:	Banco Santander, S.A. BNP PARIBAS ING Bank N.V. J.P. Morgan Securities plc Merrill Lynch International Standard Chartered Bank

Book-Running Managers:	Citigroup Global Markets Limited
Goldman Sachs & Co. LLC
HSBC Bank plc
MUFG Securities EMEA plc

Co- Managers:	Evercore Group L.L.C.
DBS Bank Ltd.
Deutsche Bank AG, London Branch
Mizuho International plc
Morgan Stanley & Co. International plc
PNC Capital Markets LLC
RBC Europe Limited
Scotiabank (Ireland) Designated Activity Company
SMBC Bank International plc
TD Global Finance unlimited company
U.S. Bancorp Investments, Inc.

Principal Amount:	€650,000,000 of the 2028 Notes
€700,000,000 of the 2033 Notes
€500,000,000 of the 2035 Notes €650,000,000 of the 2038 Notes

Coupon (Interest Rate):	2028 Notes: 4.150% per annum
2033 Notes: 4.800% per annum
2035 Notes: 5.100% per annum 2038 Notes: 5.450% per annum

Yield to Maturity:	2028 Notes: 4.203%
2033 Notes: 4.826%
2035 Notes: 5.154% 2038 Notes: 5.502%

Benchmark Bund:	2028 Notes: OBL 2.400% due October 19, 2028
2033 Notes: DBR 2.300% due February 15, 2033
2035 Notes: DBR 2.600% due August 15, 2035 2038 Notes: DBR 1.000% due May 15, 2038

Benchmark Bund Price and Yield:	2028 Notes: 98.78; 3.052%
2033 Notes: 95.01; 3.188%
2035 Notes: 94.80; 3.291% 2038 Notes: 76.83; 3.474%

Spread to Benchmark Bund:	2028 Notes: +115.1 bps
2033 Notes: +163.8 bps
2035 Notes: +186.3 bps 2038 Notes: +202.8 bps

Mid-Swap Yield:	2028 Notes: 3.353%
2033 Notes: 3.376%
2035 Notes: 3.404% 2038 Notes: 3.452%

Spread to Mid-Swap Yield:	2028 Notes: +85 bps
2033 Notes: +145 bps
2035 Notes: +175 bps 2038 Notes: +205 bps

Scheduled Maturity Date:	2028 Notes: November 9, 2028
2033 Notes: February 15, 2033
2035 Notes: November 9, 2035 2038 Notes: November 9, 2038

Public Offering Price:	2028 Notes: 99.900% plus accrued interest, if any, from November 9, 2026
2033 Notes: 99.884% plus accrued interest, if any, from November 9, 2026
2035 Notes: 99.619% plus accrued interest, if any, from November 9, 2026 2038 Notes: 99.552% plus accrued interest, if any, from November 9, 2026

Gross Proceeds to Issuer before Estimated Expenses:	2028 Notes: €649,350,000 2033 Notes: €699,188,000 2035 Notes: €498,095,000
2038 Notes: €647,088,000

Interest Payment Date:	2028 Notes: November 9 of each year, commencing on November 9, 2027
2033 Notes: February 15 of each year, commencing on February 15, 2027
2035 Notes: November 9 of each year, commencing on November 9, 2027 2038 Notes: November 9 of each year, commencing on November 9, 2027

Interest Record Date:	2028 Notes: October 25 of each year
2033 Notes: January 31 of each year
2035 Notes: October 25 of each year 2038 Notes: October 25 of each year

Optional Redemption:

2028 Notes:

Prior to November 9, 2028, the 2028 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the sum of (1) one hundred percent (100%) of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium equal to the excess, if any, of (i) the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on November 9, 2028, in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 20 basis points; over (ii) the principal amount of such 2028 Note.

2033 Notes:

Prior to December 15, 2032, the 2033 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the sum of (1) one hundred percent (100%) of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium equal to the excess, if any, of (i) the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on December 15, 2032 (assuming the 2033 Notes matured on such date), in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 25 basis points; over (ii) the principal amount of such 2033 Note.

On or after December 15, 2032, the 2033 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to 100.000% of the principal amount of the 2033 Notes being redeemed, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

2035 Notes:

Prior to August 9, 2035, the 2035 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the sum of (1) one hundred percent (100%) of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium equal to the excess, if any, of (i) the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on August 9, 2035 (assuming the 2035 Notes matured on such date), in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 30 basis points; over (ii) the principal amount of such 2035 Note.

On or after August 9, 2035, the 2035 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to 100.000% of the principal amount of the 2035 Notes being redeemed, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

2038 Notes:

Prior to August 9, 2038, the 2038 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the sum of (1) one hundred percent (100%) of the principal amount of the 2038 Notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium equal to the excess, if any, of (i) the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on August 9, 2038 (assuming the 2038 Notes matured on such date), in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 30 basis points; over (ii) the principal amount of such 2038 Note.

On or after August 9, 2038, the 2038 Notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to 100.000% of the principal amount of the 2038 Notes being redeemed, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the applicable series of Notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

Common Code:	2028 Notes: 356099460 2033 Notes: 356099508 2035 Notes: 356099524 2038 Notes: 356099559
ISIN:	2028 Notes: XS3560994603 2033 Notes: XS3560995089 2035 Notes: XS3560995246 2038 Notes: XS3560995592

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s, Standard & Poor’s or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONALS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO EU PRIIPs KID OR UK PRIIPs KID/CCI PRODUCT SUMMARY — Manufacturer target market (MiFID II and UK MiFIR) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (“KID”) or UK PRIIPs KID/CCI product summary has been prepared as the Notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

 In the EEA, the Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no KID required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is either one (or both) of: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (iii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

In the UK, this document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer or the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Banco Santander, S.A. at +34-91-257-2029; BNP PARIBAS at +1 (800) 854-5674; ING Bank N.V. at +1 (877) 446-4930; J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468; J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533; Merrill Lynch International at +1-800-294-1322; or Standard Chartered Bank at +44-2078-855739.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.